FOR IMMEDIATE RELEASE







                                   Contact:  Roger W. W. Baker
                                             (203) 698-5148

                                             Daniel A. Conforti
                                             (203) 698-5132


        AMERICAN BRANDS REPORTS SECOND QUARTER EARNINGS


Old Greenwich, CT, July 25 -- American Brands, Inc. today announced that net income for the quarter ended June 30, 1994 rose 8% to $164 million, or 81 cents per Common share, from $151 million, or 75 cents per share, for the second quarter of 1993. Fully diluted earnings per share rose 10% to 80 cents. Revenues were up 15% to $3.3 billion.
     For the six months, net income was $313 million, or $1.55 per share. This compared with net income of $197 million, or 98 cents per share, and income before accounting changes of $398 million, or $1.97 per share, last year. Last year's first quarter included the one-time charges related to the adoption of FAS 106 and 112. Revenues for the six months of $6.5 billion approximated last year's level.
     The effective income tax rate for the quarter was 31.3%, compared with 36.0% a year ago. The decline in rate for the quarter was caused primarily by the reversal of tax provisions no longer required, which more than offset the impact of an increase in the U.S. federal tax rate. For the six months, the effective rate was 36.7% versus 34.3% last year.
     Chairman and Chief Executive Officer William J. Alley said:
"Our operations achieved broad profit gains during the second quarter, though overall results continued to be adversely affected by last summer's sharp reduction in U.S. cigarette prices. Our international tobacco, distilled spirits, hardware and home improvement and golf businesses all posted record operating company contribution in the quarter. Office products achieved another solid gain, and, excluding investment gains and losses, life insurance was also well ahead.
     "We have continued to move aggressively to focus our financial and management resources to enhance shareholder value. In April, we announced an agreement to sell The American Tobacco Company to B.A.T Industries, p.l.c. for $1 billion, and that transaction is currently undergoing antitrust review by the Federal Trade Commission. Earlier this month, we announced the sale of the Dollond & Aitchison optical group for $146 million.
     "For our tobacco operations, overall contribution rose 21% in the second quarter, led by a more than two-fold (111%) increase for U.K.-based Gallaher Tobacco. Total cigarette unit sales were up 37% in the quarter and 4% for the six months. The sharp increase in the quarter reflected volume distortions caused by a change last year in the timing of the U.K. government budget as well as significant volume and share gains for The American Tobacco Company.
     "Cigarette unit sales at Gallaher increased 68% overall in the quarter, with U.K. volume up 44%. Exports were up nearly three-fold as a result of increased shipments to the C.I.S. as well as the inclusion of Benson and Hedges shipments to Europe. Gallaher's estimated share of U.K. consumer sales was approximately 40% -- unchanged from the first quarter. Gallaher also achieved an increase in operating company contribution margin.
     "The American Tobacco Company continued to recover well from last year's extraordinary changes in the industry, even though contribution declined 23% compared with last year's second quarter. This decline reflected the ongoing impact of sharp industrywide price reductions last summer. American's U.S. cigarette unit volume rose 15% and 14% for the quarter and six months, respectively, compared with industry increases of 11% and 10%, respectively, resulting in significant market share gains. For the six months, market share increased to 7.2% from 6.9%, its best first half performance in six years. Industry volume comparisons this year have been distorted by year-end shipment patterns, and competition remains intense. For the 12 months through June, industry volume declined 0.6%, and American Tobacco held its share.
     "American Tobacco's premium brands, led by Carlton, posted an overall volume increase of 8% in the quarter. Total price-value brand volume was up 20%, with substantial volume and share gains for Montclair and Misty. For the six months, American's price-value brand volume was up 23%, compared with a decline of 10% for the industry.
     "Contribution from distilled spirits, our second largest core business, edged ahead to a record in the quarter. Results in both the U.S. and U.K. markets have been adversely affected by exceptional competitive activity and, in the U.S., by Jim Beam Brands' encouraging its wholesale customers in the first quarter to draw down their inventories.
     "In this situation, Beam, which is the second largest spirits company in the U.S., achieved a contribution increase through expense controls as well as a very strong performance internationally. Beam's international branded case sales rose 22% for the quarter, and profits were substantially higher. In the U.S., case sales declined 13%, but estimated depletions were down only 3%. Case sales at Whyte & Mackay, which is the number three scotch whisky business worldwide, increased sharply as a result of the inclusion of Invergordon.
     "Franklin Life's contribution excluding investment gains and losses was up 13%, due to lower death benefits and a change in policyholder dividend schedules. However, including investment gains and losses, contribution declined 50%. Franklin had $21 million in investment gains in last year's quarter, principally bond calls, while this year's quarter had $11 million of investment losses, principally trading securities. As previously noted, FAS 115, which was effective January 1, 1994, mandates that Franklin's trading securities portfolio be "marked to market" reflecting market fluctuations. The required accounting adds volatility to Franklin's reported results.
     "Benefiting from significant investments in customer service and new products, the MasterBrand hardware and home improvement group had an excellent quarter, with record revenues and contribution overall and for each of its four companies. Moen, which accounts for more than half of MasterBrand's revenues and contribution, achieved solid gains in both, reflecting the success of its new marketing programs, strong acceptance of new faucet lines introduced in 1993, the robust first half housing/remodeling market and improved productivity. Master Lock continued to gain distribution for its door hardware line, and, with strong volume gains from exceptionally successful new products, Aristokraft has strengthened its position as the second largest manufacturer of kitchen and bath cabinets in the U.S.
     "The ACCO World office products group, which is the industry leader, also had a fine quarter, with record revenues and a 10% increase in contribution. ACCO continued to gain share in most major markets, and, reflecting effective expense controls, its operating margin again improved. Overseas, strong profit increases were achieved, particularly in the U.K. and Australia, reflecting solid sales gains as well as the benefit of ongoing restructuring programs. ACCO has continued to achieve significant share increases in the fast-growing retail channels, and it is well positioned for further growth.
     "The Titleist and Foot-Joy golf group had another record quarter, with revenues and contribution each up 14%, and it increased its share of golf ball and golf shoe industry sales. Titleist, with the number 1 ball in golf, achieved a 7% increase in top grade unit sales for the six months, and Foot-Joy, the number 1 golf shoe, posted a 17% volume increase. Overall, contribution for specialty businesses declined slightly, reflecting, in part, lower contribution from the Dollond & Aitchison optical group, which was sold in July.
     "Looking ahead, we are encouraged by the broad strength of our operations. With the exception of The American Tobacco Company and Franklin's investment gains and losses, each of our principal operations achieved contribution growth in the second quarter.
     "The American Tobacco Company, whose earnings will continue to be consolidated in American Brands' overall results pending consummation of the sale, is benefiting from higher units, restructuring, lower promotional expenses and a November 1993 price increase. Following last year's sharp price reductions and despite fierce competition in the marketplace, we have been pleased that contribution increased in each of the past three quarters compared with the prior quarter. Although contribution for the first six months was 35% below last year's, comparisons will be easier in the second half, and we remain hopeful that full year contribution for American Tobacco will exceed the 1993 result.
     "Gallaher Tobacco has a powerful position as the number 1 tobacco company in the U.K., with approximately 40% of the cigarette market. Although Gallaher continues to contend with intense competition, we are encouraged by its recent performance in spite of distortions related to the change in timing of the U.K. government budget. Last year's third quarter benefited from buying by the trade in anticipation of a manufacturer's price increase, so quarterly comparisons may continue to be somewhat distorted, and, as previously noted, we believe that attaining profit growth for the full year will be challenging.
     "Half our operating company contribution is derived from our nontobacco businesses, and these businesses are generally performing well. In distilled spirits, we are strongly positioned with the second largest spirits company in the U.S., one of the top three scotch whisky companies in the world and a growing position in international markets. As previously noted, there is likely to be volatility in quarter-to-quarter comparisons through the year related to changing trade practices at Jim Beam Brands and last year's acquisition of Invergordon by Whyte & Mackay. In spite of competitive conditions in both home markets creating pressure on pricing and margins, we continue to anticipate that contribution for Beam as well as contribution for our overall distilled spirits core business are likely to approximate last year's level. At Franklin Life, the underlying insurance operations should continue to perform well, but investment gains totaled $54 million in the last half of 1993, and FAS 115 could add further period-to-period volatility.
     "In markets around the world, competitive conditions remain intense. As we have noted in our last three quarterly earnings releases, unfavorable overall profit comparisons may well result for the year 1994, though we are encouraged by the recent strength of our operations.
     "Finally, the pending sale of The American Tobacco Company and the recent sale of Dollond & Aitchison highlight our ongoing restructuring of American Brands. We will continue to move decisively to capitalize on opportunities created by fast-changing market conditions, and our strategy could include further restructurings, dispositions as well as acquisitions. Most fundamentally, we have a continued and firm resolve to aggressively build value for our shareholders, and we are optimistic about our long-term prospects."
     American Brands is a global consumer products holding company with core businesses in tobacco, distilled spirits, life insurance, hardware and home improvement products and office products as well as a substantial position in golf products.
Each has brand name leaders in its industry.
     The international tobacco business, Gallaher Tobacco, is the number 1 tobacco company in the U.K. and has an expanding presence on the European continent. Gallaher's major brands include Benson and Hedges and Silk Cut.
     In the U.S., The American Tobacco Company's major brands include Carlton, Pall Mall, Tareyton, Lucky Strike, Montclair, Misty, Private Stock, Prime and Summit.
     In distilled spirits, leading brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper and Leroux cordials and liqueurs, Glayva Scotch liqueur, Windsor and Lord Calvert Canadian whiskies, Kessler American Blended Whiskey, Gilbey's gin and vodka, Kamchatka, Wolfschmidt and Vladivar vodkas and Ronrico rum along with The Dalmore, The Claymore, Whyte & Mackay Special Reserve, and Isle of Jura Scotch whiskies. Life insurance is sold by The Franklin group of companies. The MasterBrand Industries hardware and home improvement business includes Moen, Master Lock, Aristokraft and Waterloo. The ACCO World office products group includes Swingline, Wilson Jones, Day-Timers and substantial international operations, including Rexel and Twinlock. Specialty products include Titleist, Pinnacle and Foot-Joy golf products and, in the U.K., Gallaher's Prestige housewares line and Forbuoys retailing.
                           #    #    #
7/25/94

                              AMERICAN BRANDS, INC.
                     (In millions, except per share amounts)
                                    Unaudited

                                                  Three Months Ended June 30,
                                                 1994        1993     % Change
Revenues
  Tobacco Products (1)(2)
    International                             $1,215.4      $815.4       49.1
    Domestic (3)                                 405.6       419.4       (3.3)
                                              ---------   ---------    -------
      Total Tobacco                            1,621.0     1,234.8       31.3
  Distilled Spirits (1)(4)                       292.9       289.3        1.2
  Life Insurance (5)                             237.1       267.3      (11.3)
  Hardware and Home
    Improvement Products                         309.0       259.8       18.9
  Office Products                                232.7       216.5        7.5
  Specialty Businesses (6)                       585.3       578.3        1.2
                                              ---------   ---------    -------
       Total                                   3,278.0     2,846.0       15.2
                                              =========   =========    =======
Operating Company Contribution
  Tobacco Products (2)
    International                                 94.1        44.6      111.0
    Domestic (3)                                  70.2        90.7      (22.6)
                                              ---------   ---------    -------
      Total Tobacco                              164.3       135.3       21.4
  Distilled Spirits (4)                           53.2        52.0        2.3
  Life Insurance (5)                              27.7        55.6      (50.2)
  Hardware and Home
    Improvement Products                          52.7        46.7       12.8
  Office Products                                 12.5        11.4        9.6
  Specialty Businesses (6)                        37.8        38.4       (1.6)
                                              ---------   ---------    -------
       Total                                     348.2       339.4        2.6
                                              =========   =========    =======
Amortization of Intangibles                       26.8        22.9       17.0
                                              ---------   ---------    -------
Operating Income                                 321.4       316.5        1.5
                                              ---------   ---------    -------
Interest and Related Charges                      59.7        61.8       (3.4)
Corporate Admin. Expenses                         21.0        19.2        9.4
Other Expenses (Income), Net                       2.2        (1.0)     320.0
                                              ---------   ---------    -------
       Total                                      82.9        80.0        3.6

Income Before Income Taxes                       238.5       236.5        0.8

Income Taxes                                      74.6        85.2      (12.4)
                                              ---------   ---------    -------
Income Before Accounting Changes                 163.9       151.3        8.3
Accounting Changes, Net of Taxes (7)                 0           0        0.0
                                              ---------   ---------    -------
Net Income                                       163.9       151.3        8.3
                                              =========   =========    =======
Earnings per Common Share
  Primary
    Income Before Accounting Changes             $0.81       $0.75        8.0
    Accounting Changes, Net of Taxes (7)         $0.00       $0.00        0.0
                                              ---------   ---------    -------
    Net Income                                   $0.81       $0.75        8.0
  Fully diluted
    Income Before Accounting Changes             $0.80       $0.73        9.6
    Accounting Changes, Net of Taxes (7)         $0.00       $0.00        0.0
                                              ---------   ---------    -------
    Net Income                                   $0.80       $0.73        9.6

Average Common Shares Outstanding                201.8       201.7        0.0

                               AMERICAN BRANDS, INC.
                     (In millions, except per share amounts)
                                    Unaudited

                                                  Six Months Ended June 30,
                                                 1994        1993     % Change
Revenues
  Tobacco Products (1)(2)
    International                             $2,545.7    $2,704.7       (5.9)
    Domestic (3)                                 782.1       826.9       (5.4)
                                              ---------   ---------    -------
      Total Tobacco                            3,327.8     3,531.6       (5.8)
  Distilled Spirits (1)(4)                       533.5       535.9       (0.4)
  Life Insurance (5)                             484.4       509.2       (4.9)
  Hardware and Home
    Improvement Products                         598.3       518.6       15.4
  Office Products                                465.6       444.9        4.7
  Specialty Businesses (6)                     1,116.6     1,043.4        7.0
                                              ---------   ---------    -------
       Total                                   6,526.2     6,583.6       (0.9)
                                              =========   =========    =======
Operating Company Contribution
  Tobacco Products (2)
    International                                220.3       209.7        5.1
    Domestic (3)                                 125.6       193.2      (35.0)
                                              ---------   ---------    -------
      Total Tobacco                              345.9       402.9      (14.1)
  Distilled Spirits (4)                           91.6        96.9       (5.5)
  Life Insurance (5)                              67.9       109.5      (38.0)
  Hardware and Home
    Improvement Products                         101.3        91.3       11.0
  Office Products                                 31.9        29.8        7.0
  Specialty Businesses (6)                        64.6        62.7        3.0
                                              ---------   ---------    -------
       Total                                     703.2       793.1      (11.3)
                                              =========   =========    =======
Amortization of Intangibles                       53.5        45.8       16.8
                                              ---------   ---------    -------
Operating Income                                 649.7       747.3      (13.1)
                                              ---------   ---------    -------
Interest and Related Charges                     121.1       123.7       (2.1)
Corporate Admin. Expenses                         28.7        24.2       18.6
Other Expenses (Income), Net                       4.9        (6.7)     173.1
                                              ---------   ---------    -------
       Total                                     154.7       141.2        9.6

Income Before Income Taxes                       495.0       606.1      (18.3)

Income Taxes                                     181.9       207.7      (12.4)
                                              ---------   ---------    -------
Income Before Accounting Changes                 313.1       398.4      (21.4)
Accounting Changes, Net of Taxes (7)               0.0      (201.0)     100.0
                                              ---------   ---------    -------
Net Income                                       313.1       197.4       58.6
                                              =========   =========    =======
Earnings per Common Share
  Primary
    Income Before Accounting Changes             $1.55       $1.97      (21.3)
    Accounting Changes, Net of Taxes (7)          0.00       (0.99)     100.0
                                              ---------   ---------    -------
    Net Income                                   $1.55       $0.98       58.2
  Fully diluted
    Income Before Accounting Changes             $1.52       $1.91      (20.4)
    Accounting Changes, Net of Taxes (7)          0.00       (0.95)     100.0
                                              ---------   ---------    -------
    Net Income                                   $1.52       $0.96       58.3

Average Common Shares Outstanding                201.8       201.8        0.0


                                                        (NOTES   FOLLOW)

                        AMERICAN BRANDS, INC.


NOTES:

(1) Federal and foreign excise taxes included in revenues for the three months and six months ended June 30 are as follows (in millions):

                             Three Months           Six Months
                            1994       1993       1994      1993
                            ----       ----       ----      ----
    Tobacco Products
      International      $  921.5     $611.6   $1,949.8   $2,073.0
      Domestic              116.4       92.3      212.7      177.3
    Distilled Spirits       115.4      120.8      206.1      226.4
                         --------     ------   --------   --------
                         $1,153.3     $824.7   $2,368.6   $2,476.7
                         ========     ======   ========   ========

(2) On June 30, 1993, the Benson and Hedges European cigarette trademark was acquired from B.A.T Industries, PLC in exchange for certain overseas trademarks of The American Tobacco Company. The results from the Benson and Hedges trademark are included in international tobacco from the date of acquisition. As part of the transaction, a pretax gain of $25.5 million was recognized in the domestic tobacco product line.

(3) On April 26, 1994, the Company entered into an agreement for the sale of The American Tobacco Company to B.A.T Industries, PLC for a price of $1 billion, which would be largely tax free. The transaction is subject to review by government antitrust agencies and other conditions. The proceeds from the sale could be used for share purchases, debt reduction, strategic acquisitions or other general corporate purposes.

(4) During the fourth quarter of 1993, Whyte & Mackay, a subsidiary of Gallaher Limited, completed its acquisition of Invergordon Distillers Group PLC by purchasing the remaining outstanding shares. Operations were consolidated from December 1, 1993.

(5) On December 31, 1993, the Company elected early adoption of FAS 115, "Accounting for Certain Investments in Debt and Equity Securities," under which trading securities purchased with the intent of being sold in the near term are carried at fair value and the applicable unrealized gains and losses are recorded in net income.

(6) On July 12, 1994, the Company announced the sale of the Dollond & Aitchison Group PLC, a subsidiary of Gallaher Limited, for approximately 94 million pounds (approximately $146 million).

(7) Effective January 1, 1993, the Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requiring accrual of the expected costs during the years that employees render the service that qualifies them for coverage. Also, effective January 1, 1993, the Company adopted FAS 112, "Employers' Accounting for Postemployment Benefits," requiring accrual of the expected costs of benefits provided to former or inactive employees after employment but before retirement.

                        AMERICAN BRANDS, INC.

(7) (continued)

    The initial effects of adopting these statements were recorded as cumulative changes in accounting principles as follows (in millions, except per share amounts):

                                 FAS Statements No.
                                    106      112         Total
                                  ------    -----       -------
    Pretax charges                $310.0    $15.0        $325.0
    Income taxes                   119.0      5.0         124.0
    Net loss                      $191.0    $10.0        $201.0
                                  ------    -----        ------
    Net loss per Common share       $.94     $.05          $.99
                                    ====     ====          ====

(8) The American Tobacco Company subsidiary and other tobacco manufacturers are defendants in various actions based upon allegations that human ailments have resulted from tobacco use. While it is not possible to predict the outcome of the pending litigation or the effect of such litigation on the results of operations for any period, management believes that there are meritorious defenses to the pending actions and that the pending actions will not have a material adverse effect upon the financial condition of the Company. Such actions are being vigorously defended.

                              AMERICAN BRANDS, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (In millions)

                                                   June 30,     December 31,
                                                    1994           1993
      Assets                                     (Unaudited)
 Consumer Products and Corporate
   Current Assets
      Accounts Receivable, Net                    $1,339.9       $1,241.6
      Inventories                                  1,765.9        2,043.2
      Other Current Assets                           387.6          448.3
                                                  --------       --------
        Total Current Assets                       3,493.4        3,733.1

   Property, Plant and Equipment, Net              1,465.5        1,472.1
   Intangibles Resulting From Business
     Acquisitions                                  3,626.6        3,637.9
   Other Assets                                      413.5          379.4
                                                  --------       --------
        Total Consumer Products and
         Corporate Assets                          8,999.0        9,222.5

 Life Insurance
   Investments                                     6,089.4        5,808.8
   Other Assets                                    1,129.9        1,307.7
                                                  --------       --------
        Total Life Insurance Assets                7,219.3        7,116.5

 Total Assets                                    $16,218.3      $16,339.0
                                                 =========      =========
      Liabilities and Stockholders' Equity

 Consumer Products and Corporate
   Current Liabilities
      Short-Term Debt                               $881.8       $1,182.9
      Other Current Liabilities                    2,104.8        1,974.8
                                                  --------       --------
        Total Current Liabilities                  2,986.6        3,157.7

   Long-Term Debt                                  2,312.9        2,492.4
   Other Long-Term Liabilities                       641.8          645.0
                                                  --------       --------
        Total Consumer Products and
         Corporate Liabilities                     5,941.3        6,295.1

 Life Insurance
   Policy Reserves and Claims                      2,632.9        2,553.4
   Investment-Type Contract Deposits               2,801.2        2,732.3
   Other Liabilities                                 439.2          486.8
                                                  --------       --------
        Total Life Insurance Liabilities           5,873.3        5,772.5

 Stockholders' Equity                              4,403.7        4,271.4

 Total Liabilities and Stockholders' Equity      $16,218.3      $16,339.0
                                                 =========      =========